Exhibit 99.1

July 3, 2024

Constellium Facilities Impacted by Severe Flooding in Chippis and Sierre

Paris – Constellium SE (NYSE: CSTM) announced today that its facilities in Sierre and Chippis in Switzerland were impacted by exceptional flooding from the Rhone River. All operations are currently suspended. We are relieved to report that all employees are safe.

Constellium cannot assess at this point the extent of the damage or determine when production will restart, as cleaning operations have just started with the support of local authorities. We are committed to restart production in both facilities as soon as we can safely and efficiently do so.

In the meantime, we are working with our customers and suppliers to identify mitigation plans during this unprecedented time, optimizing all capacity available within Constellium’s industrial platform.

Constellium will share further updates as more information becomes available.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €7.2 billion of revenue in 2023.

www.constellium.com

Media Contacts
Investor Relations	Communications
Jason Hershiser	Delphine Dahan-Kocher
Phone: +1 443 988-0600	Phone: +1 443 420 7860
investor-relations@constellium.com	delphine.dahan-kocher@constellium.com

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

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